INDEPENDENT AUDITORS' CONSENT


We hereby consent to the incorporation by reference in this Registration Statement of Windswept Environmental Group, Inc. (the "Company") on Form S-8 of our report dated October 11, 2001 (which report expresses an unqualified opinion and includes an explanatory paragraph concerning substantial doubt about the Company's ability to continue as a going concern) appearing in the Company's Transition Report on Form 10-K for the period from May 1, 2001 through July 3, 2001 and our report dated July 24, 2001 (which report expresses an unqualified opinion and includes an explanatory paragraph concerning substantial doubt about the Company's ability to continue as a going concern) and appearing in the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2001.



/s/ Deloitte & Touche LLP

Jericho, New York
December 20, 2001